

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 5, 2009

<u>Via U.S. Mail and Facsimile to (815) 846-0755</u>

Mr. Wayne Anderson
President and Acting Chief Financial Officer
Adventure Energy, Inc.
33 6th Street South, Suite 600
St Petersburg, FL 33701

> **Re: Adventure Energy, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 17, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed July 31, 2009**
> **Item 4.01 Form 8-K**
> **Filed August 4, 2009**
> **File No. 333-154799**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed July 31, 2009

1.   We note that you have made reference to Drakeford and Drakeford, LLC's ("Drakeford") audit report for the year ended December 31, 2007 in your amended Form 8-K filed on July 31, 2009. We also note that Adventure Energy, Inc. was formed on March 28, 2008 and your financial statements for the fiscal year ended December 31, 2007 were not reported in the previous filings. Hence, Drakeford's audit report on your financial statements for the fiscal year ended December 31, 2007 has not been not filed. Please remove the reference to the Drakeford's audit report on your financial statements for the fiscal year ended December 31, 2007 from your disclosure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

                                                Sincerely,

                                                Chris White
                                                Branch Chief